==============================================================================

                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                 ---------------

                                    FORM 11-K

                                 ---------------
(MARK ONE)
[X]  ANNUAL REPORT PURSUANT TO SECTION 15(D) OF THE SECURITIES EXCHANGE ACT
     OF 1934

                  For the fiscal year ended December 30, 2001.

                                       OR

[ ] TRANSITION REPORT PURSUANT TO SECTION 15(D) OF THE SECURITIES EXCHANGE ACT OF 1934

     FOR THE TRANSITION PERIOD FROM          TO

                         Commission File Number 1-10560

A. FULL TITLE OF THE PLAN AND THE ADDRESS OF THE PLAN, IF DIFFERENT FROM THAT OF THE ISSUER NAMED BELOW:

            BENCHMARK ELECTRONICS, INC. 401(K) EMPLOYEE SAVINGS PLAN

B. NAME OF ISSUER OF THE SECURITIES HELD PURSUANT TO THE PLAN AND THE ADDRESS OF ITS PRINCIPAL EXECUTIVE OFFICER:


                           BENCHMARK ELECTRONICS, INC.
                              3000 TECHNOLOGY DRIVE
                              ANGLETON, TEXAS 77515




==============================================================================

                              REQUIRED INFORMATION

The following financial statements and schedules have been prepared in accordance with the financial reporting requirements of the Employee Retirement Income Security Act of 1974, as amended:

1. Statements of Net Assets Available for Plan Benefits as of December 30, 2001 and 2000

2. Statement of Changes in Net Assets Available for Plan Benefits for the year ended December 30, 2001

3. Schedule H, line 4i - Schedule of Assets (Held at End of Year) - December 30, 2001

4. Schedule G, Part III - Schedule of Nonexempt Transactions - year ended December 30, 2001



                                    EXHIBITS

23    Independent Auditors' Consent.


                                   SIGNATURES

THE PLAN. Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed by the undersigned hereunto duly authorized.


                                    BENCHMARK ELECTRONICS, INC.
                                    401(K) EMPLOYEE SAVINGS PLAN

                                    By: /s/ GAYLA J. DELLY
                                        ------------------------------
                                            Gayla J. Delly
                                            CHIEF FINANCIAL OFFICER


                                    Date: JULY 11, 2002
                                         -----------------------------

                           BENCHMARK ELECTRONICS, INC.
                          401(K) EMPLOYEE SAVINGS PLAN

                 Financial Statements and Supplemental Schedules

                           December 30, 2001 and 2000

                           (With Independent Auditors'
                                 Report Thereon)

                           BENCHMARK ELECTRONICS, INC.
                          401(K) EMPLOYEE SAVINGS PLAN



                                TABLE OF CONTENTS


                                                                           PAGE

Independent Auditors' Report                                                 1

Statements of Net Assets Available for
    Plan Benefits as of December 30, 2001 and 2000                           2

Statement of Changes in Net Assets Available for
    Plan Benefits for the year ended December 30, 2001                       3

Notes to Financial Statements                                             4-11


SCHEDULE
Schedule H, Line 4i - Schedule of Assets (Held at End of Year) as of
    December 30, 2001                                                       12

Schedule G, Part III - Schedule of Nonexempt Transactions for
    the year ended December 30, 2001                                        13

                          INDEPENDENT AUDITORS' REPORT



The Board of Directors
Benchmark Electronics, Inc.:



We have audited the accompanying statements of net assets available for plan benefits of the Benchmark Electronics, Inc. 401(k) Employee Savings Plan (the
Plan) as of December 30, 2001 and 2000 and the related statement of changes in net assets available for plan benefits for the year ended December 30, 2001. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for plan benefits as of December 30, 2001 and 2000, and the changes in net assets available for plan benefits for the year ended December 30, 2001, in conformity with accounting principles generally accepted in the United States of America.

Our audits were performed for the purpose of forming an opinion on the basic financial statements taken as a whole. The Supplemental Schedule H, Line 4i - Schedule of Assets (Held at End of Year) as of December 30, 2001 and Supplemental Schedule G, Part III - Schedule of Nonexempt Transactions for the year ended December 30, 2001 are presented for the purpose of additional analysis and are not a required part of the basic financial statements but are supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. These supplemental schedules are the responsibility of the Plan's management. These supplemental schedules have been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, are fairly stated in all material respects in relation to the basic financial statements taken as a whole.



KPMG LLP

Houston, Texas
July 11, 2002

                           BENCHMARK ELECTRONICS, INC.
                          401(k) EMPLOYEE SAVINGS PLAN

              Statements of Net Assets Available for Plan Benefits

                           December 30, 2001 and 2000

                                                           2001          2000
                                                       -----------   -----------
Assets:
   Cash                                                $   123,574          --
   Investments, at fair value                           67,664,350    39,255,343

   Receivables:
     Transfer from AVEX Electronics Pension Plan            83,943          --
     Employer contributions                                 38,468       181,424
     Participant contributions                             239,372       215,693
     Due from Trustee                                       42,052          --
     Securities sold                                         1,929          --
     Accrued interest                                       79,755          --
                                                       -----------   -----------
           Total receivables                               485,519       397,117
                                                       -----------   -----------
           Total assets                                 68,273,443    39,652,460
                                                       -----------   -----------
Liabilities:
   Due to broker for securities purchased                  113,118          --
   Excess contributions due to participants                102,854        21,390
                                                       -----------   -----------
           Total liabilities                               215,972        21,390
                                                       -----------   -----------
           Net assets available for plan benefits      $68,057,471    39,631,070
                                                       ===========   ===========


See accompanying notes to financial statements.

                           BENCHMARK ELECTRONICS, INC.
                          401(k) EMPLOYEE SAVINGS PLAN

         Statement of Changes in Net Assets Available for Plan Benefits

                          Year ended December 30, 2001

Investment income (loss):
      Interest on loans                                            $    242,209
      Net gain on investments in common / collective trust funds      1,059,492
      Net loss on investments in mutual funds                        (5,074,998)
      Net depreciation in fair value of common stock                   (787,391)
                                                                   ------------

                                                                     (4,560,688)
                                                                   ------------

Contributions:
      Employer                                                        1,990,074
      Participant                                                     5,762,091
      Rollovers                                                         751,238
                                                                   ------------

                                                                      8,503,403
                                                                   ------------


Benefits paid to participants                                        (6,196,130)

Excess contributions refunds                                           (102,854)

Transfer of assets from $AVEX Savings Plan                           30,698,727

Transfer of assets from AVEX Electronics Pension Plan                    83,943
                                                                   ------------

            Net increase                                             28,426,401

Net assets available for plan benefits:
      Beginning of year                                              39,631,070
                                                                   ------------

      End of year                                                  $ 68,057,471
                                                                   ============


See accompanying notes to financial statements.

                           BENCHMARK ELECTRONICS, INC.
                          401(K) EMPLOYEE SAVINGS PLAN

                          Notes to Financial Statements

                           December 30, 2001 and 2000



(1)  DESCRIPTION OF PLAN

     The following description of the Benchmark Electronics, Inc. 401(k) Employee Savings Plan (the Plan) provides only general information. Participants should refer to the Plan agreement for more complete information.

     (A) GENERAL

         The Plan is a defined contribution plan covering all employees of Benchmark Electronics, Inc. (the Company) and employees of the Company's affiliates, Benchmark Electronics Corp. and Benchmark Electronics Huntsville, Inc., on their date of hire. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974, as amended (ERISA). The Plan has adopted the Dreyfus Non Standardized Prototype Profit Sharing Plan and Trust (the Prototype
         Plan).

         The Plan is administered by the Company and advised by the board of directors of the Company. Effective January 1, 2001, Boston Safe Deposit and Trust Company replaced The Chase Manhattan Bank as trustee of the Plan. In conjunction with the change in trustees, the investments held at The Chase Manhattan Bank were liquidated and mapped into similar investment options at Boston Safe Deposit and Trust Company. Company common stock and participant notes were transferred in-kind. Mellon Employee Benefit Solutions, formerly Dreyfus Service Corporation, was named as successor record keeper.

     (B) CONTRIBUTIONS AND INVESTMENT OPTIONS

         The Plan states that participants may elect to make pre-tax contributions from 1% to 17% (in 0.5% increments) of their compensation, as defined. Participant contributions will be matched by the Company on a 50% basis, not to exceed 3.75% of a participant's compensation (referred to as employer contributions) upon one year of service. The Company may also elect to make an employer discretionary contribution to all employees employed at the end of the Plan year who have completed 1000 hours of service during such year. The Company did not make a discretionary contribution during the 2001 Plan year. Certain Internal Revenue Service (IRS) limits may apply to both the participants' contributions and the employers' contributions. Eligible participants may also elect to roll over distributions from a former employer's qualified retirement plan.

         Effective January 1, 2001, participants may direct all contributions to any of the following investment options.


             o DREYFUS-CERTUS STABLE VALUE, SERIES I - Funds are invested primarily in investment contracts, including Guaranteed Investment Contracts (GICs), synthetic investment contracts and short-term money market instruments to achieve high current income and stability of principal.



                                                                    (Continued)

                           BENCHMARK ELECTRONICS, INC.
                          401(K) EMPLOYEE SAVINGS PLAN

                          Notes to Financial Statements


             o DREYFUS DISCIPLINED STOCK FUND - Funds are invested at least 65% in securities, primarily dividend-paying stocks, and seeks investment returns that are consistently superior to the Standard & Poor's 500 Composite Stock Index.

             o DREYFUS APPRECIATION FUND, INC. - Funds are invested in common stock of domestic and foreign issuers, common stock with warrants attached and debt securities of foreign governments. The fund seeks long-term capital growth consistent with the preservation of capital. Current income is a secondary investment objective.

             o DREYFUS PREMIER BALANCE FUND, CLASS R - Funds are invested normally 60% in common stock and 40% in investment-grade bonds and seeks to outperform an unmanaged hybrid index, 60% of which is the Standard & Poor's 500 Composite Stock Price Index and 40% of which is the Lehman Brothers Intermediate Government/Corporate Bond Index.

             o DREYFUS PREMIER CORE BOND FUND, CLASS R - Funds are invested at least 65% in debt securities such as bonds, debentures, notes, mortgage-related securities, convertible debt obligations and convertible preferred stock of domestic and foreign issuers. At least 80% of assets are investment-grade debt. The fund may not purchase securities rated lower than C. Up to 30% of assets may be foreign debt securities.

             o FEDERATED INTERNATIONAL EQUITY FUND, CLASS A - Funds are invested primarily in stocks of companies based outside the United States.

             o MSIF TRUST MID CAP VALUE FUND: ADVISORS SHARES - Funds are invested primarily in common stocks of companies included in the Standard & Poor's MidCap 400 Index.

             o DREYFUS PREMIER FUTURE LEADERS FUND, CLASS R - Funds are invested in small companies characterized by new or innovative products, services or processes having the potential to enhance earnings or revenue growth. The fund invests at least 65% of its total assets in companies with total market value of less than $1.5 billion at time of purchase. The fund's investments may include common stock, preferred stock and convertible securities, included those purchased in initial public offerings. The fund's sector weightings typically approximate those of the Russell 2000 Index.

             o BENCHMARK ELECTRONICS, INC. COMMON STOCK FUND - Funds are invested in common stock of the Company.



                                                                    (Continued)

                           BENCHMARK ELECTRONICS, INC.
                          401(K) EMPLOYEE SAVINGS PLAN

                          Notes to Financial Statements



     (C) PARTICIPANT ACCOUNTS

         Each participant's account is credited with the participant's contribution and employer matching contributions and an allocation of discretionary employer contributions, if any, and plan earnings. Allocations are based on participant earnings or account balances, as defined. The benefit to which a participant is entitled is the benefit that can be provided from the participant's vested account.

     (D) VESTING

         Participants are immediately vested in their contributions to the Plan plus actual earnings thereon. The Plan provides for a 50% vesting in employer contributions plus actual earnings thereon after two years of employment and 100% vesting after three years.

     (E) PARTICIPANTS' NOTES RECEIVABLE

         Upon written application by a participant, the Plan administrator may make loans to participants not to exceed 50% of the participants' 401(k) vested balance, with a minimum of $1,000 and a maximum of $50,000 less the participant's highest outstanding loan balance during the preceding 12 months. Participants' notes are to be repaid by level monthly payroll deductions of principal plus interest or may be prepaid in full or in part without penalty at any time. The interest rate is set at the prime rate plus 1%.

     (F) ADMINISTRATIVE EXPENSES

         Administrative expenses of the Plan are paid by the Company.

     (G) PAYMENT OF BENEFITS

         On termination of service, a participant may elect to receive either a lump-sum amount equal to the vested value of his/her account or an annuity with various terms and rates.

         While employed, a participant may make withdrawals from his or her account balance (as allowed under IRS regulations) subject to certain restrictions as described in the Plan. Certain restrictions associated with withdrawals may be waived in the event a participant demonstrates financial hardship.

     (H) TERMINATION OF THE PLAN

         Although the Company has not expressed any intent to terminate the Plan, it may do so as provided by the Plan agreement. Following termination of the Plan, participants shall become fully vested in their participant account.



                                                                    (Continued)

                           BENCHMARK ELECTRONICS, INC.
                          401(K) EMPLOYEE SAVINGS PLAN

                          Notes to Financial Statements


     (I) FORFEITURES

         Nonvested employer contributions are forfeited upon the participant's receipt of a distribution of his/her vested balance. If the participant is subsequently reemployed before incurring five consecutive one-year breaks in service and such participant had received a distribution of his entire vested interest prior to his reemployment, amounts forfeited may be reinstated if the rehired participant repays to the Plan the amounts previously distributed upon his/her prior termination. At December 30, 2001 and December 31, 2000, forfeited nonvested accounts totaled $216,020 and $171,758, respectively. These accounts will be used to reduce employer contributions.

(2)  SUMMARY OF ACCOUNTING POLICIES

     (A) BASIS OF FINANCIAL STATEMENTS

         The financial statements of the Plan are prepared under the accrual method of accounting.


     (B) INVESTMENT VALUATION

         The Plan's investments are stated at fair value. The common stock of the Company and mutual funds are valued at their quoted market price. The investments in common / collective trust funds are valued based upon the quoted market values of the underlying assets. Participants' notes receivable are recorded at cost which approximates their fair value.

         Purchases and sales of securities are recorded on a trade-date basis. Interest and dividends are recorded as earned. Net investment gain
         (loss) from mutual funds and common/collective trust funds includes interest, dividends, realized gains (losses) on sale of investments and unrealized appreciation (depreciation) in fair value of investments. Net depreciation in fair value of common stock includes realized gains (losses) on sale of common stock and unrealized appreciation (depreciation) in fair value of common stock.

     (C) DREYFUS-CERTUS STABLE VALUE, SERIES I

         The Dreyfus-Certus Stable Value, Series I, (the Certus Fund) which is a common/collective trust fund, is valued at $1 per unit. The Certus Fund invests a substantial portion of its assets in GICs, bank investment contracts, and synthetic investment contracts which are fully benefit-responsive and for which the contract value generally reflects fair value. The Plan's proportionate share of the fair value of the Certus Fund, as calculated by the issuer, is $21,180,065 as of December 30, 2001. For the year ended December 30, 2001, the annual rate of return for the Certus Fund was 5.56%.


                                                                    (Continued)

                           BENCHMARK ELECTRONICS, INC.
                          401(K) EMPLOYEE SAVINGS PLAN

                          Notes to Financial Statements


         The Morley Stable Value Fund (Morley Fund) is a common/collective trust fund, investing primarily in GICs, and which is valued daily based upon the fair value of the underlying securities. In January 2001, this fund was liquidated and reinvested in the Certus Fund. For the year ended December 30, 2001, the annual rate of return for the Morley Fund was 6.4%.

         The Principal Mutual Life Insurance Company Contract #4-27919, (the Principal Account) was a guaranteed interest account that matured on December 31, 2000. Upon maturity, the Principal Account was liquidated and reinvested in the Certus Fund.

     (D) CONCENTRATION OF INVESTMENTS

         The Plan's investment in shares of the Company's common stock represents 7.6% and 14.0% of the Plan's net assets as of December 30, 2001 and 2000, respectively. The Company has been in operation since 1981 and is listed on the New York Stock Exchange.

     (E) USE OF ESTIMATES

         The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires the Plan administrator to make estimates and assumptions that affect the reported amounts of assets and liabilities, disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of additions to and deductions from net assets during the reporting period. Actual results could differ from those estimates.

     (F) PAYMENT OF BENEFITS

         Benefits are recorded when paid.

(3)  BENCHMARK ELECTRONICS, INC. COMMON STOCK

     Each participant is entitled to exercise voting rights attributable to the shares allocated to his or her account and is notified by the Trustee prior to the time that such rights are to be exercised.

 (4) FEDERAL INCOME TAX EXEMPTION

     The Internal Revenue Service has determined and informed the Company by a letter dated September 1, 1994, that the Prototype Plan and related trust are designed in accordance with Section 401(a) of the Internal Revenue Code of 1986 (IRC) and, accordingly, are entitled to an exemption from federal income taxes under the provisions of Section 501(a). The Plan administrator believes that the Plan is designed, and is currently being operated in compliance with the appropriate IRC sections.



                                                                    (Continued)

                           BENCHMARK ELECTRONICS, INC.
                          401(K) EMPLOYEE SAVINGS PLAN

                          Notes to Financial Statements


 (5) RECONCILIATION OF NET ASSETS AVAILABLE FOR PLAN BENEFITS AND CHANGES IN NET ASSETS AVAILABLE FOR PLAN BENEFITS REPORTED IN FORM 5500

     Reconciliation of the net assets available for plan benefits reported in the accompanying statement to the net assets available for plan benefits reported per the Form 5500 as of December 30, 2001 and 2000 is as follows:

                                                                                      2001                  2000
                                                                                    --------              --------
         Net assets available for plan benefits
             reported per the Form 5500                                          $ 67,799,437            39,255,343
         Adjustment in employer contributions receivable                               38,468               181,424
         Adjustment in participants contributions receivable                          239,372               215,693
         Adjustment in due from Trustee                                                42,052                  --
         Adjustment in transfers from other plans                                      83,943                  --
         Adjustment in participant note distributions                                 (42,947)                 --
         Adjustment in excess contribution due to participants                       (102,854)              (21,390)
                                                                                 ----------------------------------

                  Net assets available for plan benefits
                     reported in the accompanying statement                      $ 68,057,471            39,631,070
                                                                                 ==================================

     Reconciliation of the changes in net assets available for plan benefits reported in the accompanying statement to the net changes in net assets available for plan benefits reported per the Form 5500 for the year ended December 30, 2001 is as follows:

        Net changes in net assets available for plan benefits                          $  28,544,094
            reported per the Form 5500
        Adjustment in contributions from employer                                           (130,550)
        Adjustment in contributions from participants                                         53,325
        Adjustment in benefits paid to participants                                          (42,947)
        Adjustment in excess contribution refunds                                            (81,464)
        Adjustment in transfers from other plans                                              83,943
                                                                                       -------------
                 Net changes in net assets available for plan benefits
                    reported in the accompanying statement                             $  28,426,401
                                                                                       =============




                                                                    (Continued)

                           BENCHMARK ELECTRONICS, INC.
                          401(K) EMPLOYEE SAVINGS PLAN

                          Notes to Financial Statements


(6)   INVESTMENTS

     The following table presents investments that represent 5 percent or more of the Plan's net assets as of December 30, 2001 and 2000:

          2001

          Dreyfus-Certus Stable Value, Series I             $ 20,781,721
          Dreyfus Disciplined Stock Fund                      18,309,241
          Dreyfus Appreciation Fund, Inc.                      8,308,114
          Benchmark Electronics, Inc. Common Stock Fund        5,148,570
          Dreyfus Premier Balanced Fund, Class R               3,902,155


          2000
          Federated Max-Cap Fund Institutional Class        $ 10,625,310
          Morley Stable Value Fund                            10,603,943
          Fidelity Advisor Growth Opportunities Fund           6,520,365
          Benchmark Electronics, Inc. Common Stock Fund        5,567,590
          Franklin Custodian Funds - Income Series             2,649,045


(7)  PARTY-IN-INTEREST TRANSACTIONS

     The Plan engages in investment transactions with Funds managed by Dreyfus Corporation. Dreyfus Corporation is affiliated with Mellon Financial Corporation who is the parent company for both Dreyfus Corporation and Boston Safe Deposit and Trust Company, the Trustee. These transactions are covered by an exemption from the prohibited transaction provisions of ERISA and IRC.

     The Plan invests in shares of the Company's common stock. As the Company is the sponsor of the Plan, these transactions qualify as party in interest transactions which are also exempt under ERISA.

(8)  NONEXEMPT TRANSACTIONS

     As reported on Schedule II, certain Plan contributions and loan payments were not remitted to the trust within the timeframe specified by the Department of Labor's Regulation 29 CFR 2510.3-102, thus constituting nonexempt transactions between the Plan and the Company for the year ended December 30, 2001.

(9)  TRANSFER OF ASSETS FROM $AVEX SAVINGS PLAN

     During 2001, the net assets of the $AVEX Savings Plan (the $AVEX Plan) of $30,698,727 were merged with and transferred to the Plan. The investments of the $AVEX Plan were liquidated and invested in investments of the Plan with similar investment objectives.


                                                                    (Continued)

                           BENCHMARK ELECTRONICS, INC.
                          401(K) EMPLOYEE SAVINGS PLAN

                          Notes to Financial Statements



(10) TRANSFER OF ASSETS FROM AVEX ELECTRONICS PENSION PLAN

     Excess assets in the amount of $83,943 from the terminated AVEX Electronics Pension Plan were due to the Plan at December 30, 2001 and will be utilized against future employer contributions.

                                                                      Schedule I

                           BENCHMARK ELECTRONICS, INC.
                          401(K) EMPLOYEE SAVINGS PLAN

         Schedule H, Line 4i - Schedule of Assets (Held at End of Year)

                                December 30, 2001

                                                                                                                   CURRENT
       IDENTITY OF ISSUER                                   DESCRIPTION OF INVESTMENT                               VALUE
   -------------------------------------------         ----------------------------------------------          ---------------
   * Dreyfus Funds                                     Dreyfus-Certus Stable Value -  Series I                 $   20,781,721

   * Dreyfus Funds                                     Dreyfus Disciplined Stock Fund                              18,309,241

   * Dreyfus Funds                                     Dreyfus Appreciation Fund, Inc.                              8,308,114

   * Dreyfus Funds                                     Dreyfus Premier Balanced Fund, Class R                       3,902,155

   * Dreyfus Funds                                     Dreyfus Premier Core Bond Fund, Class R                      3,297,092

   * Federated Investors                               Federated International Equity Fund, Class A                 2,610,111

   * Morgan Stanley Institutional Funds/Trust          MSIF Trust Mid Cap Value Fund: Advisors Shares               1,211,710

   * Dreyfus Funds                                     Dreyfus Premier Future Leaders Fund, Class R                   981,171

   * Benchmark Electronics, Inc.                       Benchmark Electronics, Inc. Common Stock Fund                5,148,570

   * Participants                                      Participants' notes receivable (rates range from
                                                          6.0% to 11.0% at December 30, 2001)                       3,114,465
                                                                                                               --------------
                                                                                                               $   67,664,350
                                                                                                               ==============

     See accompanying independent auditors' report.

   * Represents party-in-interest transactions.

                                                                     Schedule II


                           BENCHMARK ELECTRONICS, INC.
                          401(K) EMPLOYEE SAVINGS PLAN

            Schedule G, Part III - Schedule of NonExempt Transactions

                          Year Ended December 30, 2001

                                     RELATIONSHIP
                                       TO PLAN,                                                                            INTEREST
                                     EMPLOYER OR                                                                           INCURRED
                                     OTHER PARTY    DESCRIPTION OF TRANSACTIONS, INCLUDING MATURITY DATE,    AMOUNT         ON LOAN
      IDENTITY OF PARTY INVOLVED     IN INTEREST      RATE OF INTEREST, COLLATERAL AND MATURITY VALUE        LOANED         IN 2001
    ----------------------------    -------------   -----------------------------------------------------   ---------     ----------
    Benchmark Electronics,  Inc.      Employer     Lending of monies from the Plan to the
                                                     employer (participant contributions and loan payments
                                                     not timely remitted to the Plan) as follows-

                                                      Deemed loan dated November 21, 2000, maturity
                                                          March 23, 2001, with interest at 7.71% for
                                                          period outstanding                               $    5,614           290

                                                      Deemed loan dated December 21, 2000, maturity
                                                          March 23, 2001, with interest at 59.53% for
                                                          period outstanding                                    1,820           965

                                                      Deemed loan dated January 23, 2001, maturity
                                                          January 24, 2001, with interest at 0.37% for
                                                          period outstanding                                    2,408             9

                                                      Deemed loan dated January 23, 2001, maturity
                                                          January 25, 2001, with interest at 0.67% for
                                                          period outstanding                                    7,089            48

                                                      Deemed loan dated January 23, 2001, maturity
                                                          January 26, 2001, with interest at 0.67% for
                                                          period outstanding                                   54,714           367

                                                      Deemed loan dated January 23, 2001, maturity
                                                          March 23, 2001, with interest at 9.8% for
                                                          period outstanding                                    1,536           151

                                                      Deemed loan dated February 22, 2001, maturity
                                                          March 7, 2001, with interest at 2.97% for
                                                          period outstanding                                  120,633         3,583

                                                      Deemed loan dated February 22, 2001, maturity
                                                          March 23, 2001, with interest at 1.89% for
                                                          period outstanding                                    1,880            36

                                                      Deemed loan dated March 21, 2001, maturity
                                                          March 23, 2001, with interest at 11.73% for
                                                          period outstanding                                    1,058           124

                                                      Deemed loan dated April 20, 2001, maturity
                                                          April 23, 2001, with interest at 0.14% for           61,264            86
                                                          period outstanding


    See accompanying independent auditors' report.


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